PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

07027319

20th September 2007

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Group PLC

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 20th September 2007.

"Interim Results for the six months to 30 June 2007"

Yours faithfully

Stephen Huddle
Company Secretary

Enc

London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

Premier Oil plc
Interim Results for the six months to 30 June 2007

Highlights

- Production of 34,100 boepd up 5 per cent on second half 2006 (32,400 boepd) with a current run-rate above 37,000 boepd
- Key developments are moving forward which are capable of delivering an additional 30,000 boepd
- Completed acquisitions in the UK and Indonesia adding booked reserves and resources at just over US$2 per barrel
- Strong underlying cash flow driven by rising production and commodity prices
- Operating profits of US$82.8 million (2006: US$108.8 million) after successful efforts write-downs of US$26.5 million (2006: US$7.0 million)
- Rigs secured for key exploration and appraisal wells in next twelve months
- Long-term convertible debt secured at 2.875 per cent coupon, pre-funding extensive development programme

Regional Outlook

Asia

- Blackbird/Dua, Gajah Baru and North Sumatra projects under way
- Rig contracted for extensive 2008 Vietnam programme
- Ongoing exploration discoveries in Natuna Sea

North Sea

- Scott acquisition completed in May with material production and development upside
- Frøy EPCI tenders expected in October
- Bream appraisal well planned for Q1 2008
- Operated Norwegian exploration programme planned for 2009

Middle East-Pakistan

- Continuing production growth across all fields in Pakistan
- Phase 2 Zamzama production imminent
- Spudding of Anne-1 well offshore Pakistan shortly
- Establishing new JV relationship in the region

West Africa

- In negotiation with preferred bidder for Mauritania sale
- Large prospects worked up in Congo - well planning under way for late 2008 or 2009

Simon Lockett, Chief Executive, commented:

"Premier continues to make progress against its stated targets. We are on track to deliver 50,000 boepd production by the end of 2010 from existing projects with the capability to exceed this level in 2011. Our development programme is pre-funded and we expect final approvals over the coming months. We have high-impact exploration wells planned in Pakistan, Vietnam, Congo, and Norway."

There will be an analyst presentation on Thursday 20 September at Premier's offices, 23 Lower Belgrave Street, London SW1W 0NR starting at 10.00 am. A copy of the presentation will be available on the Company's website: www.premier-oil.com.

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

CHAIRMAN'S STATEMENT

"We have a material and valuable development portfolio which we are working hard to exploit; this will be complemented by our high potential exploration programme and targeted acquisition activities".

Through incremental projects and a UK producing asset acquisition, Premier has increased its production from 32.4 thousand barrels of oil equivalent per day (kboepd) in the second half of 2006 to an average of 34.1 kboepd in the first half of 2007. Rising production and continuing strong commodity prices generated operating cash flows before working capital movements of US$143.3 million (2006: US$147.6 million). Following the sale of a crude cargo from the Scott field in June an additional US$42.1 million of cash flow was received in early July. These strong cash flows will help to fund the substantial investment programme in exploration and development projects which Premier plans to undertake over the next three years.

Important milestones have been achieved within the development portfolio in the year to date. Phase 2 of our Zamzama field in Pakistan will be commissioned shortly. We have made good progress on gas sales negotiations in North Sumatra and on selling additional gas to Singapore and Batam Island. There are contract tender processes under way for major production facilities for our oil developments in Vietnam and Norway and we expect to make significant further progress on these development projects by the end of 2007.

The first half of the year saw an active acquisition programme with the completion of two acquisitions in Indonesia and the UK. These transactions have added 13 million barrels of oil equivalent (mmboe) of 2P reserves and a further 29 mmboe of contingent resources at a net cost of US$88.6 million.

Our exploration programme in the first half was focused on high impact wells in the UK, Guinea Bissau and India. Our UK and Guinea Bissau wells were unsuccessful though the cost of the programmes was reduced significantly by farm-out transactions. The data from our drilling in Cachar, India is still being reviewed alongside the current testing programme after the well encountered significant hydrocarbon shows. Our Indonesian exploration effort continued to add incremental discoveries to our portfolio. Although the Gajah-Sumatera well was unsuccessful both the Ibu Lembu well and the Pancing well, drilled on the adjoining Kakap Block, identified additional oil and gas zones. The remainder of the year will see drilling offshore Pakistan, Gabon and the Philippines. We also continue to work hard to plan for our 2008 and 2009 programmes. We expect to be appraising the Bream discovery in Norway in the first quarter of 2008, have recently contracted a rig for a significant Vietnam

programme commencing March 2008 and are in discussions with a number of rig companies with a view to contracting for at least one well in Congo in late 2008 or 2009.

Our focus on maintaining world-class health, safety and environmental performance continues. Our overall group safety performance during the first half, as measured by Lost Time Incident metrics, remains better than the industry average.

With the appointment of Joe Darby, we are delighted to welcome a new non-executive director to the Board with effect from 1 September 2007. Joe brings over 35 years of experience in the energy sector including Managing Director of Thomson North Sea Limited and Chief Executive of LASMO plc. Most recently he has been Chairman of Mowlem plc and Faroe Petroleum plc.

Outlook

Despite a challenging commercial and service sector environment, we believe we have made strong progress in financing and planning our development programme for the next 2-3 years. We are confident that our increased production goals from developments can be met. We are committed to providing shareholders with material upside through our exploration programme. Going forward our focus will be on offshore Pakistan, Norway, Vietnam and Congo. Our portfolio management programme has added barrels at reasonable cost in areas that we know well. We expect to continue to add to production and reserves through acquisition activity where we can do so on attractive terms.

Sir David John KCMG

Chairman

FINANCIAL REVIEW

Group production, on a working interest basis, was 34.1 kboepd in the first half compared to an average of 32.4 kboepd in the second half of 2006 and 33.0 kboepd for the full year 2006. This reflects good performance from our Indonesian and Pakistan fields, supported by strong local gas market conditions, and the inclusion of production from the increased share of the Scott field acquired on 17 May.

Premier's realised average oil price for the period was US$65 per barrel, a 3 per cent premium to average Brent crude prices for the period. Average realised gas prices decreased by 4 per cent to US$5.03 per million cubic feet (mcf) (2006: US$5.26/mcf). The net effect of sales volume and price changes was to increase turnover to US$239.4 million (2006: US$196.2 million).

Cost of sales in the period was US$114.4 million (2006: US$65.6 million) after including a cost of US$26.8 million for inventory acquired with the Scott field acquisition. Underlying operating costs after adjustments for inventory and the discontinued operations in Mauritania, were US$6.9 per barrel (2006: US$5.0 per barrel) mainly due to one-off operating cost increases in Indonesia and Pakistan. Exploration expense and pre-licence exploration costs amounted to US$26.5 million and US$7.9 million respectively, after taking into account a US$25.7 million write-down of costs in Guinea Bissau.

Interest revenue and finance gains for the period were US$1.2 million offset by finance charges of US$15.5 million resulting principally from a non-cash mark-to-market hedging loss of US$9.9 million. Such accounting losses arise as oil and gas prices increase. However, given the current range of spot and forward prices, it is not expected that the hedging programme will have any cash flow impact on the group. The tax charge of US$48.0 million reflects a similar underlying tax rate to previous years (2006: US$53.7 million).

Profit after tax in the period to 30 June 2007 was US$20.5 million compared with US$33.7 million for the corresponding period last year.

Cash flow

Cash flow from operating activities, before movements in the working capital, amounted to US$143.3 million (2006: US$147.6 million). After working capital items and tax payments, cash flow from operating activities amounted to US$86.7 million in the period (2006: US$174.5 million). Following the sale of a crude cargo from the Scott field in early June, cash proceeds of US$42.1 million were received on 3 July. Capital expenditure in the period was US$188.5 million after inclusion of asset acquisition costs of US$88.6 million.

Capital Expenditure (US$ million)		
	2007 Half Year	2006 Half Year
Fields/developments	37.9	39.5
Exploration	61.0	39.0
Acquisitions	88.6	17.0
Other	1.0	0.4
Total	**188.5**	**95.9**

The principal development projects were the Kyle gas lift project in the UK, the West Lobe development in Indonesia and the Zamzama Phase 2 development in Pakistan. Exploration costs of US$61.0 million for the half year take into account cost savings due to recent farm-outs of US$30.9 million in Guinea Bissau, the UK and India.

Net debt at 30 June 2007 stood at US$24.1 million (2006: net cash of US$43.8 million) following the successful completion of a US$250 million convertible bonds issue in June. This funding provides seven year fixed rate debt at a cash coupon of 2.875 per cent and contributes substantially towards the financing of Premier's significant development programme over the next three years.

Net (debt)/cash (US$ million)		
	2007 Half Year	2006 Half Year
Cash and cash equivalents	240.8	43.8
Convertible bonds*	(196.9)	-
Other long-term debt*	(68.0)	-
Net (debt)/cash	**(24.1)**	**43.8**

* Excluding unamortised issue costs.

Hedging and risk management

The group has maintained its policy of securing pricing floors for its future production where it can do so on attractive terms. This is typically achieved on a zero cash cost basis by selling upside above US$100 per barrel or equivalent. As oil and gas prices have risen during 2007, we have taken the opportunity to raise the floor on existing hedges and extend the duration of the programme into 2013, whilst maintaining zero cash outlays.

At 20 September 2007, the group has 9.9 million barrels of dated Brent oil hedging covering the period to end December 2012 at an average of US$39.3 per barrel. In addition, 642,000 metric tonnes of High Sulphur Fuel Oil, the basis for our Indonesian gas contract pricing, is hedged covering the period to 30 June 2013. The average floor from 1 January 2008 is US$250 per metric tonne with a ceiling of US$500 per metric tonne or approximately a Brent crude equivalent of US$100 per barrel using the current spot rate relationship.

Since Premier operates and reports in US dollars, foreign exchange exposure relates only to certain Sterling and other currency expenditures. This net exposure is financed by the sale of US dollars on a spot or short-term forward basis. The average rate achieved for transactions in the first half of 2007 was US$1.9679:£1 marginally better than the average daily rate for the period. Forward foreign exchange contracts outstanding at the end of June 2007 showed a mark-to-market gain of US$0.2 million.

OPERATIONAL REVIEW

ASIA

During the first half of 2007 progress was made with each of the key strategic themes in Asia. Success with both exploration and acquisitions was underpinned by a solid production performance while new development opportunities continued to advance.

Production and development

In the first half of 2007, the Premier operated Natuna Sea Block A in Indonesia sold an overall average of 126 billion British thermal units per day (BBtud) (gross) from its gas export facility while the non-operated Kakap field contributed a further 68 BBtud (gross). Oil production from Anoa averaged 2,579 barrels of oil per day (bopd) (gross) and from Kakap 8,162 bopd (gross).

Overall, net production from Indonesia amounted to 11,848 boepd (2006: 11,644 boepd), with Anoa and Kakap contributing 7,932 boepd (2006: 7,957 boepd) and 3,916 boepd (2006: 3,687 boepd) respectively.

West Lobe completion and commissioning was carried out in January and February. Two additional West Lobe wells were brought on stream, giving a total of four wells producing from the West Lobe platform.

Negotiations continued for the sale of further gas from Natuna Sea Block A with prospective buyers in Singapore. At the end of the first half of 2007, initialled Heads of Agreement were in place for the supply of 100 million standard cubic feet per day (mmscfd) of gas to a buyer in Singapore, and 30 mmscfd of gas to PLN in Batam. Government approvals are pending. Target date for first gas is the end of 2010.

In January 2007, we acquired an additional 25 per cent working interest in the North Sumatra Block A Production Sharing Contract (PSC) onshore Indonesia, which increases Premier's net interest to 41.67 per cent. The block has undeveloped discoveries independently certified as holding over 650 billion cubic feet (bcf) (gross) of proved and probable reserves. The PSC operator is progressing detailed gas sales negotiations, and a Memorandum of Understanding (MOU) has been signed for delivery of gas to fertiliser plants and for electricity generation in North Sumatra. Development planning is under way with Front End Engineering and Design studies expected to commence in the fourth quarter. First gas is targeted for the fourth quarter of 2010.

In Vietnam, Premier acquired 1,600km^2 of marine 3D seismic data over the 2006 Blackbird discovery and adjacent undrilled structures in Block 12W. This has allowed detailed development planning of both Blackbird and Dua fields to proceed, with the objective of achieving first oil in 2010. The reserves assessment report and outline Phase 1 development plan will be submitted in the fourth quarter for Vietnamese government approval. We are also evaluating plans for early production from Blackbird.

In India, detailed discussions with joint venture partners and government representatives have continued with respect to the Ratna field development where Premier has a 10 per cent carried interest and is the operator. Progress continues to be made towards execution of the PSC now that the required approval from the finance ministry has been obtained.

Exploration and appraisal

In Indonesia, the Ibu Lembu-1 and Gajah Sumatera-1 (formerly referred to as Gajah Puteri-3) exploration wells in Natuna Sea Block A were drilled in the first quarter of 2007. Ibu Lembu-1 was a follow up to the Lembu Peteng-1 discovery of 2006; the well encountered gas and further studies are under way to determine the potential of the Lembu Trend. Gajah Sumatera-1 encountered some gas shows while drilling, however wireline logs indicated that no significant hydrocarbons were encountered and the well was plugged and abandoned. At the end of the period, the Pancing-1 well on the Kakap block was drilling. This well identified hydrocarbons and was subsequently tested.

Exploration studies continue on the prospect portfolio in the area to work up targets for future drilling campaigns.

In March 2007, Premier was awarded the Tuna PSC licence (Premier operated net interest 65 per cent) in Indonesia. The Tuna Block is located adjacent to and immediately south of existing Premier interests in Block 07/03 (previously Block 7&8/97) and to the southeast of Block 12W in Vietnam. This provides an excellent opportunity for us to leverage our deepening knowledge of the area and work has commenced with planning for seismic acquisition in 2008.

Within our Buton PSC (Premier net interest 30 per cent) in Indonesia, the operator is moving ahead with acquisition of gravity and magnetic data in order to optimise planned 2D seismic acquisition, expected to take place in early 2008.

In Vietnam, the exploration potential of Block 12W is being re-evaluated to incorporate the results of the successful 2006 drilling and 2007 3D seismic programmes. A drilling unit has

been contracted for a drilling campaign commencing early 2008 and is on hire for a minimum of six months with options to extend this further. A number of prospects are being worked up as potential candidates for this and subsequent exploration and appraisal campaigns. On Block 07/03, geological and geophysical work has commenced to progress exploration leads to drilling phase. A separate deeper water rig will be required for this programme.

In the Philippines, preparations are progressing for the drilling of exploration well Monte Cristo-1 and the acquisition of a 400km offshore seismic survey later this year. We have farmed out our interest in the SC43 licence, reducing our equity interest from 42.5 per cent to 21 per cent in exchange for being fully carried on the costs of the Monte Cristo-1 well.

In India, the challenging, high pressure Masimpur-3 well in Cachar was successfully drilled. Gas shows were encountered and preparations are under way to drill stem test the well. Premier has a 14.5 per cent operated working interest and costs are carried in part.

MIDDLE EAST-PAKISTAN

Premier is intent on building a material position within this region beyond our existing foothold in Pakistan and our exploration position in Egypt. Discussions continue with a Middle Eastern partner regarding a strategic joint venture in the region.

Production and development

The growing gas demand and more effective usage of existing developed fields resulted in increased production in Pakistan, reaching a new record level of 12,532 barrels of oil equivalent per day (boepd), some 3 per cent higher than the corresponding period for 2006 (12,168 boepd).

Qadirpur field production was 3,976 boepd (2006: 3,995 boepd). The slight reduction was due to a 60 day shutdown of one of the end-users of the gas for maintenance during the period. Subsequent to the signing of a Term Sheet, negotiations are ongoing with a gas buyer, Sui Northern Gas Pipelines Limited, to increase its Annual Contract Quantity (ACQ) from 450 mmscfd to 550 mmscfd. A Plant Capacity Enhancement Project is under way to increase the plant capacity from the current 500 mmscfd to 600 mmscfd and is expected online in March 2008. The drilling of the Qadirpur Deep-1 well was completed in January and the drilling and logging results indicate the presence of gas in the deeper horizons. The full testing of the well will be carried out early in 2008 on arrival of the required testing equipment.

At Kadanwari, production of 1,338 boepd was higher than the corresponding period in 2006 (1,183 boepd). This was achieved due to additional production from the K-15 well which

came on production in August 2006. Two new wells (K-16 and K-18) were drilled during the period on the basis of the latest 3D seismic survey data. The K-16 well encountered gas and was suspended for further evaluation. The subsequent K-18 well proved to be a success and will be tied in to existing facilities with first gas expected in the first quarter of 2008. Two more development wells K-17 and K-19 are planned to be drilled in 2008.

Zamzama production averaged 4,330 boepd during the current period (2006: 4,063 boepd). First gas from the Zamzama Phase 2 development project is expected to start on schedule in the third quarter of 2007. This will raise the ACQ from the existing 320 mmscfd to 470 mmscfd.

Bhit field production was 2,888 boepd during the current period (2006: 2,927 boepd). The Bhit Phase II Supplemental Gas Sales Agreement (GSA) was signed last year increasing the ACQ for Phase II from the existing 270 mmscfd to 300 mmscfd. This project, for accelerated production from the Bhit field and tie-in of the Badhra field, is expected to complete on schedule and will enhance the Bhit area plant capacity to 315 mmscfd, effective from January 2008.

A GSA for the sale of 22 mmscfd gas from the Zarghun South field, in which Premier has a 3.75 per cent carried interest, was signed by the gas buyer Sui Southern Gas Company Limited and joint venture partners and is pending with the government for final approval. First gas is expected in mid-2009.

Exploration and appraisal

In Pakistan, the commencement of the Indus E Block well, Anne-1, has been delayed to September 2007. This is a highly prospective area and this well could open up a hydrocarbon province offshore Pakistan. New exploration opportunities onshore Pakistan are being reviewed.

In Egypt, Premier exercised an option to reduce its interest in the North West Gemsa concession to 10 per cent in return for the partial refund of past costs. Premier continues to actively pursue a number of new business initiatives to develop its foothold in Egypt.

NORTH SEA

During the first half of 2007, Premier has successfully pursued its stated North Sea strategy of expanding its exploration portfolio and seeking high impact exploration drilling opportunities while maximising the value from its existing production and development assets.

Production and Development

Production in the UK sector amounted to 8,338 boepd (2006: 7,081 boepd) representing 24 per cent of the group total (21 per cent in 2006). The increase, compared to the corresponding period in 2006, is due to a combination of improved field performance across most of the producing assets and the impact of the Scott acquisition that completed on 17 May 2007.

The Wytch Farm oil field contributed 3,032 boepd net production to Premier, down 7 per cent on last year. Production was adversely impacted by problems with the M19 well that was temporarily suspended after drilling difficulties. The operator subsequently decided against a redrill of M19 due to the expected risks and instead an A08 sidetrack well was drilled. At the period end, the drilling operation was continuing on schedule with the well anticipated to complete and be on production during the third quarter. Production from the remaining wells was better than expected. In the fourth quarter the M10 well will be drilled with a water injection well to be completed early in 2008.

Net production from Kyle was 2,180 boepd, an improvement of 6 per cent on last year as a consequence of improved operational performance. The gas lift project sanctioned for installation in early 2007 was completed on three of the four production wells in July. This has resulted in an immediate improvement in production with current gross rates at 6,500 bopd and 9 mmscfd.

Premier completed the pre-emption of a 20.05 per cent equity in the Scott field on 17 May 2007, increasing its interest to 21.83 per cent. For the period leading up to the completion date Premier's interest was 1.79 per cent. The Scott field gross production for the period was 30,880 boepd; amounting to 1,916 boepd net to Premier with the combined equity levels. A substantial infill drilling programme for five production wells and one water injector, which had started in 2005, was successfully completed.

Telford produced above expectations during the first half of 2007 with gross field production averaging 9,560 boepd (78 boepd net to Premier).

In the Fife Area, Premier's net production amounted to 1,132 bopd, slightly below expectation due to a number of minor operational problems. In August, some evidence of corrosion was detected in the P8 riser and the field was shut down while extensive inspection and testing on all of the eight risers was completed. The field is expected to restart production in October 2007.

On the Frøy field in Norway, development planning has progressed through the concept selection phase and EPCI tenders for the production and drilling facility will be received in October. The partnership plans to make the declaration of continuation around year-end followed by the submission of the plan of development in the first half of 2008.

Exploration and Appraisal

Premier operated the Peveril prospect well, located only 10km south of the Fife field. The well was spudded on 26 March 2007 and was completed within budget and at no cost to Premier. The Peveril well encountered an unexpectedly thick interval Kimmeridge Clay and no evidence of the target Fife reservoir sands at that location. The well was plugged and abandoned.

In the UK 24th Licensing Round, Premier was awarded a split portion of the 15/24a application area. The firm work programme includes seismic reprocessing and study work.

Detailed evaluation of the remainder of the UK exploration portfolio has been completed; as a result discussions to agree a farm-out of a well on Block 23/22b are at an advanced stage. Premier has an 87.5 per cent interest in this block and would expect to be carried through a well to be drilled in 2008.

Premier was awarded a further five licences in the Norwegian APA Licensing Round in January 2007. Building on the APA 2005 portfolio Premier was successful in capturing two of the most sought after blocks in the 2006 APA Round, the Bream appraisal licence and adjacent Bream exploration licence, PL407 and PL406 respectively. The Bream field was discovered by the 17/12-1 well and appraised by the 17/12-3 well but no development decision was reached. Interpretation of the 2005 PGS 3D dataset across the structure suggests that between 60–80 million barrels of oil (mmbbls) reserves may be present. The exploration licence adjacent to Bream is Premier's first operated licence in Norway and has significant exploration potential to add between 100-250 mmbbls reserves to the proven Bream accumulation. The three other licences were PL418 and PL419 down dip from the Gjoa discovery and PL417 adjacent to our existing licence PL378 which contains a very large Jurassic fault block with potentially 250 mmbbls reserves.

Premier will be acquiring 500km^2 of new 3D across the PL406 licence in March 2008 using PGS's Ramform Sovereign vessel with a potential well on PL406 in the second quarter of 2009.

Premier is also actively looking to build on its portfolio in the 2007 APA Round and the 20th Licence Round in Norway in 2008. The existing five licences from the APA 2005 awards have three drill or drop decisions at the end of 2007 and we plan to progress a minimum of two of these opportunities to drilling in 2008-2009.

WEST AFRICA

The focus of the first half of 2007 in the region was the drilling of two operated exploration wells in Guinea Bissau and progressing the sale, initiated in December 2006, of Premier's interests in Mauritania. Negotiations with a preferred bidder are now under way. Elsewhere in the region the company has moved forward with well planning for the THAM-1 well, to be spudded in the fourth quarter of 2007 in Gabon (Themis PSC), where Premier is the operator for the drilling phase. We have also progressed evaluation of the encouraging Congo Marine IX PSC, which we operate, and have approved an application to extend the Dussafu PSC in Gabon.

Production and Development

Chinguetti production during the first half of 2007 averaged 16,867 bopd (1,368 net bopd), lower than expected in pre-development planning. New seismic data was acquired over the Chinguetti field this year to optimise the locations of new development wells to be drilled in early 2008.

Evaluation of the potential development of the Tiof oil discovery in PSC B continued with the acquisition of new high resolution seismic data in the first quarter of 2007. The joint venture is also actively investigating commercialisation of the substantial gas reserves proven in PSC A (Banda field) and PSC B (Tiof, Tevet and Chinguetti accumulations).

Exploration and Appraisal

In Mauritania, exploration activity has been focused on re-evaluating and prioritising the prospect portfolio. One or more exploration wells may be drilled in 2008 dependent, largely, upon rig availability.

In Guinea Bissau, Premier drilled two exploration wells, Eirozes-1 and Espinafre-1Az. The Espinafre-1Az well, which was spudded early in February, was plugged and abandoned

before reaching the primary objective, for geological and operational reasons. Eirozes-1, located 23km from Espinafre-1Az, was spudded at the end of March, drilled to target depth, and encountered thick Albian sands in accordance with expectations. However, no indications of oil were recorded during drilling and the well was plugged and abandoned.

Prior to commencement of the programme, Premier reduced its participation in the Esperança and Sinapa Permits by farming-out an 8 per cent interest. Subsequently, Sterling Energy exercised an option to acquire a 5 per cent interest in the Esperança Permit, from Premier, upon completion of the first well (Espinafre-1Az). Premier retains a 30.5 per cent interest (43.57 per cent paying) in both permits.

Offshore Gabon, Premier (as drilling operator for the Themis joint venture) continued planning and contracting services for the THAM-1 well, to be spudded in the fourth quarter of 2007. The Global Santa-Fe rig 'Adriatic VI' has been contracted to drill this well.

The First Exploration Period of the Dussafu PSC (Premier 25 per cent interest) ended in May 2007. The joint venture entered negotiations with the Director General of Hydrocarbons (Gabon) to enter the Second Term of the PSC, for a period of three years, with a proposed variance in work commitments.

In the Republic of Congo, Premier progressed technical evaluation of Marine Block IX, a deep water PSC located near to existing production. This block, which Premier operates with 58.5 per cent participation, is in the first year of the initial four year exploration term. A decision on drilling in this block is likely to take place in the second half of 2007, upon which a rig will be contracted.

Premier was awarded four PSCs in the Saharawi Arab Democratic Republic (SADR), formerly Spanish Sahara, in 2006. These licences will become effective when the current United Nations mandated process of securing autonomy in the region is concluded.

New business opportunities in the region are being actively pursued with a focus on identifying further areas for future high impact exploration.

Working interest production by field (boepd)

	Six months to 30 June 2007			Full year 2006		
	Liquids	**Gas**	**Total**	**Liquids**	**Gas**	**Total**
North Sea						
Wytch Farm	2,961	71	3,032	3,166	46	3,212
Kyle	1,179	1,001	2,180	1,482	479	1,961
Scott	1,728	188	1,916	378	27	405
Others	1,188	22	1,210	1,232	39	1,271
	7,056	**1,282**	**8,338**	**6,258**	**591**	**6,849**
Asia						
Natuna Sea Block A	740	7,192	7,932	740	7,147	7,887
Kakap	1,530	2,386	3,916	1,323	2,346	3,669
	2,270	**9,578**	**11,848**	**2,063**	**9,493**	**11,556**
Middle East-Pakistan						
Bhit	19	2,869	2,888	18	2,926	2,944
Zamzama	191	4,139	4,330	182	3,956	4,138
Kadanwari	-	1,338	1,338	-	1,199	1,199
Qadirpur	50	3,926	3,976	49	3,814	3,863
	260	**12,272**	**12,532**	**249**	**11,895**	**12,144**
West Africa						
Chinguetti	1,368	-	1,368	2,429	-	2,429
	1,368	**-**	**1,368**	**2,429**	**-**	**2,429**
Total group	**10,954**	**23,132**	**34,086**	**10,999**	**21,979**	**32,978**

PremierOil

Interim Results for the six months to 30 June 2007

CONSOLIDATED INCOME STATEMENT

	Notes	**Six months to 30 June 2007 Unaudited $ million**	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Continuing operations:				
Sales revenues		**239.4**	196.2	358.8
Cost of sales	2	**(114.4)**	(65.6)	(126.6)
Exploration expense		**(26.5)**	(7.0)	(15.3)
Pre-licence exploration costs		**(7.9)**	(6.8)	(21.8)
General and administration costs		**(7.8)**	(8.0)	(16.6)
Operating profit		**82.8**	108.8	178.5
Interest revenue and finance gains	3	**1.2**	1.9	2.0
Finance costs and other finance expenses	3	**(15.5)**	(20.4)	(7.7)
Profit before tax		**68.5**	90.3	172.8
Tax		**(48.0)**	(53.7)	(86.7)
Profit for the period/year from continuing operations		**20.5**	36.6	86.1
Discontinued operations:				
Loss for the period/year from assets held for sale		**-**	(2.9)	(18.5)
Profit for the period/year		**20.5**	33.7	67.6
Earnings per share (cent)				
From continuing operations:				
Basic		**25.0**	44.7	105.3
Diluted		**24.8**	44.5	104.1
From continuing and discontinued operations:				
Basic		**25.0**	41.2	82.6
Diluted		**24.8**	40.9	81.7

STATEMENT OF TOTAL RECOGNISED INCOME AND EXPENSES

	Six months to 30 June 2007 Unaudited $ million	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Currency translation differences	**1.5**	0.6	0.3
Pension costs – actuarial gains	**-**	-	1.4
Net gains recognised directly in equity	**1.5**	0.6	1.7
Profit for the period/year	**20.5**	33.7	67.6
Total recognised income	**22.0**	34.3	69.3

RECONCILIATION TO NET ASSETS

	Six months to 30 June 2007 Unaudited $ million	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Net assets at 1 January	**449.1**	376.1	376.1
Total recognised income	**22.0**	34.3	69.3
Provision for share-based payments	**5.0**	1.8	3.0
Issue of Ordinary Shares	**0.5**	0.2	0.7
Equity component of convertible bonds issue	**51.9**	-	-
Net assets at period/year end	**528.5**	412.4	449.1

PremierOil

Interim Results for the six months to 30 June 2007

CONSOLIDATED BALANCE SHEET

	Notes	At 30 June 2007 Unaudited $ million	At 30 June 2006 Unaudited $ million	At 31 December 2006 $ million
Non-current assets:				
Intangible exploration and evaluation assets		**185.5**	111.6	114.7
Property, plant and equipment		**614.4**	569.0	502.6
Investments in associates		**-**	1.1	-
		799.9	681.7	617.3
Current assets:				
Inventories		**19.8**	16.1	14.8
Trade and other receivables		**229.8**	122.3	174.4
Cash and cash equivalents		**240.8**	43.8	40.9
Assets held for sale		**97.6**	-	90.4
		588.0	182.2	320.5
Total assets		**1,387.9**	863.9	937.8
Current liabilities:				
Trade and other payables		**(215.2)**	(142.9)	(169.6)
Current tax payable		**(50.1)**	(50.3)	(52.4)
Liabilities directly associated with assets held for sale		**(14.1)**	-	(14.2)
		(279.4)	(193.2)	(236.2)
Non-current liabilities:				
Convertible bonds	4	**(192.2)**	-	-
Other long-term debt		**(67.0)**	-	-
Deferred tax liabilities		**(208.0)**	(206.9)	(194.1)
Long-term provisions		**(103.5)**	(41.7)	(49.6)
Long-term employee benefit plan deficits		**(9.3)**	(9.7)	(8.8)
		(580.0)	(258.3)	(252.5)
Total liabilities		**(859.4)**	(451.5)	(488.7)
Net assets		**528.5**	412.4	449.1
Equity and reserves:				
Share capital		**73.4**	73.2	73.3
Share premium account		**9.0**	8.2	8.6
Revenue reserves		**391.1**	329.1	365.6
Capital redemption reserve		**1.7**	1.7	1.7
Translation reserves		**1.4**	0.2	(0.1)
Equity reserve		**51.9**	-	-
		528.5	412.4	449.1

PremierOil

Interim Results for the six months to 30 June 2007

CONSOLIDATED CASH FLOW STATEMENT

	Notes	**Six months to 30 June 2007 Unaudited $ million**	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Net cash from operating activities	5	**86.7**	174.5	244.8
Investing activities:				
Capital expenditure		**(188.5)**	(95.9)	(156.5)
Pre-licence exploration costs		**(7.9)**	(6.8)	(21.8)
Proceeds from disposal of intangible exploration and evaluation assets		**-**	-	2.6
Net cash used in investing activities		**(196.4)**	(102.7)	(175.7)
Financing activities:				
Issue of Ordinary Shares		**0.5**	0.2	0.7
Repayment of long-term financing		**-**	(65.0)	(65.0)
Issue of convertible bonds		**250.0**	-	-
Issue costs for the convertible bonds		**(5.9)**	-	-
Other loan drawdowns		**68.0**	-	-
Interest paid		**(3.0)**	(2.0)	(2.7)
Net cash from/(used in) financing activities		**309.6**	(66.8)	(67.0)
Net increase in cash and cash equivalents		**199.9**	5.0	2.1
Cash and cash equivalents at the beginning of the period/year		**40.9**	38.8	38.8
Cash and cash equivalents at the end of the period/year	5	**240.8**	43.8	40.9

1. GEOGRAPHICAL SEGMENTS

	Six months to 30 June 2007 Unaudited $ million	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Continuing operations			
Sales and other operating revenues by origin and destination:			
North Sea	**122.5**	77.6	119.3
Asia	**71.3**	73.3	149.9
Middle East-Pakistan	**45.6**	45.3	89.6
Total group sales revenue	**239.4**	196.2	358.8
Discontinued operations			
Sales and other operating revenues by origin and destination:			
West Africa	**16.1**	23.4	43.4
Total group revenue	**255.5**	219.6	402.2

Continuing operations			
Group operating profit/(loss):			
North Sea	**35.3**	38.9	54.3
Asia	**43.5**	49.6	91.4
Middle East-Pakistan	**32.6**	27.3	50.2
West Africa	**(25.9)**	(1.3)	(1.6)
Other	**(2.7)**	(5.7)	(15.8)
	82.8	108.8	178.5

2. COST OF SALES

	Six months to 30 June 2007 Unaudited $ million	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Field operating costs	**40.6**	25.8	64.7
Stock overlift/underlift movement*	**33.1**	(0.8)	(20.0)
Royalties	**5.3**	5.5	10.6
Amortisation and depreciation of property, plant and equipment:			
Oil and gas properties	**35.0**	34.5	70.0
Other	**0.4**	0.6	1.3
	114.4	65.6	126.6

* includes US$26.8 million of stock acquired with the Scott field acquisition.

3. INVESTMENT REVENUE AND FINANCE COSTS

	Six months to 30 June 2007 Unaudited $ million	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Interest revenue and finance gains:			
Short-term deposits	**1.0**	0.7	2.0
Mark-to-market valuation of foreign exchange contracts	**0.1**	1.2	-
Exchange differences	**0.1**	-	-
	1.2	1.9	2.0
Finance costs and other finance expenses:			
Bank loans and overdrafts	**(3.0)**	(2.0)	(2.6)
Unwinding of discount on decommissioning provision	**(2.4)**	(0.8)	(1.7)
Premium on commodity hedges and mark-to-market valuation	**(9.9)**	(16.0)	(2.0)
Long-term debt arrangement fees	**(0.2)**	(0.2)	(0.4)
Exchange differences	**-**	(1.4)	(1.0)
	(15.5)	(20.4)	(7.7)

4. CONVERTIBLE BONDS

In June 2007, the group issued bonds at a par value of US$250 million which are convertible into Ordinary Shares of the company at any time from 6 August 2007 until six days before their maturity date of 27 June 2014. At the initial conversion price of £15.82 per share there are 8,003,434 Ordinary Shares of the company underlying the bonds. If the bonds have not been previously purchased and cancelled, redeemed or converted, they will be redeemed at par value on 27 June 2014. Interest of 2.875% per annum will be paid semi-annually in arrears up to that date.

The net proceeds received from the issue of the convertible bonds were split between a liability element and an equity component at the date of issue. The fair value of the liability component was estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, was included in equity reserves.

Issue costs were apportioned between the liability and equity components of the convertible bonds based on their relative carrying amounts at the date of issue. The portion relating to the equity component was charged directly against equity.

	$ million
Nominal value of convertible bonds issued net of issue costs	**244.1**
Equity component	**(51.9)**
Liability component at date of issue	**192.2**
Interest charged	**-**
Total liability component at 30 June 2007	**192.2**

No interest has been charged in the six months to 30 June 2007 as the issue date of the bonds was 27 June 2007. However, the total interest charged for the year will be calculated by applying an effective annual interest rate of 6.73% to the liability component. The non-cash accrual of interest will increase the liability component (as the cash interest is only paid at 2.875%) to US$250 million at maturity.

5. NOTES TO THE CASH FLOW STATEMENT

	Six months to 30 June 2007 Unaudited $ million	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
Profit before tax for the period/year	**68.5**	90.3	172.8
Adjustments for:			
Depreciation, depletion and amortisation	**35.4**	42.4	95.9
Exploration expense	**26.5**	7.0	15.3
Pre-licence exploration costs	**7.9**	6.8	21.8
Net operating charge for long-term employee benefit plans less contributions	**-**	(1.6)	(1.9)
Share-based payment provision	**5.0**	1.8	3.0
Release of warranty provision	**-**	(2.5)	(2.5)
Discontinued operations	**-**	3.4	(1.6)
Operating cash flows before movements in working capital	**143.3**	147.6	302.8
Increase in inventories	**(5.0)**	(2.8)	(1.5)
(Increase)/decrease in receivables	**(24.2)**	38.3	(32.4)
(Decrease)/increase in payables	**(8.8)**	22.0	84.1
Cash generated by operations	**105.3**	205.1	353.0
Income taxes paid	**(34.3)**	(50.0)	(116.2)
Interest payable and other finance expense	**15.7**	19.4	8.0
Net cash from operating activities	**86.7**	174.5	244.8

ANALYSIS OF CHANGES IN NET (DEBT)/CASH

	Six months to 30 June 2007 Unaudited $ million	Six months to 30 June 2006 Unaudited $ million	Year to 31 December 2006 $ million
a) Reconciliation of net cash flow to movement in net (debt)/cash:			
Movement in cash and cash equivalents	**199.9**	5.0	2.1
Proceeds from other long-term debt	**(68.0)**	-	-
Repayment of other long-term debt	**-**	65.0	65.0
Proceeds on issue of convertible bonds – debt portion	**(196.9)**	-	-
(Decrease)/increase in net cash in the period/year	**(65.0)**	70.0	67.1
Opening net cash/(debt)	**40.9**	(26.2)	(26.2)
Closing net (debt)/cash	**(24.1)**	43.8	40.9

b) Analysis of net (debt)/cash:			
Cash and cash equivalents	**240.8**	43.8	40.9
Long-term debt*	**(264.9)**	-	-
Total net (debt)/cash	**(24.1)**	43.8	40.9

* The carrying value of the convertible bonds and the other long-term debt on the balance sheet are stated net of the unamortised portion of issue costs (US$4.7 million) and debt arrangement fees (US$1.0 million) respectively.

6. BASIS OF PREPARATION

The interim statement does not represent statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2006. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

The interim financial information has been prepared on the basis of the accounting policies set out in the group's 2006 statutory accounts.

Dividends
No interim dividend is proposed (30 June 2006: US$nil).

Earnings per share
The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of Ordinary Shares in issue during the period/year. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax Unaudited		Weighted average number of shares		Earnings per share	
	Six months to 30 June 2007 $ million	Six months to 30 June 2006 $ million	**Six months to 30 June 2007 million**	Six months to 30 June 2006 million	**Six months to 30 June 2007 cent**	Six months to 30 June 2006 cent
From continuing operations:						
Basic	**20.5**	36.6	**82.0**	81.8	**25.0**	44.7
Outstanding share options	**-**	0.1	**0.8**	0.7	*	*
Diluted	**20.5**	36.7	**82.8**	82.5	**24.8**	44.5
From continuing and discontinued operations:						
Basic	**20.5**	33.7	**82.0**	81.8	**25.0**	41.2
Outstanding share options	**-**	0.1	**0.8**	0.7	*	*
Diluted	**20.5**	33.8	**82.8**	82.5	**24.8**	40.9

* The inclusion of the outstanding share options in the 2007 and 2006 calculations produces a diluted earnings per share. The outstanding share options number includes any expected additional share issues due to future share-based payments. At 30 June 2007, 8,003,434 (2006: nil) potential Ordinary Shares in the company that are underlying the company's convertible bonds and that may dilute earnings per share in the future have not been included in the calculation of diluted earnings per share because they are anti-dilutive for the period to 30 June 2007.

Independent Review Report to Premier Oil plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprise the consolidated income statement, statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement and related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London
United Kingdom
19 September 2007

END